                                             INGERSOLL-RAND COMPANY                         EXHIBIT 12
                               COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                                          (Dollar Amounts in Thousands)

                                                                    (2) Years Ended December 31
     Fixed charges:                                     1993         1992        1991        1990      1989
       Interest expense............................ $ 60,222    $  64,698    $ 64,476    $ 71,663  $ 44,049
       Amortization of debt discount and expense...      688          288         265         255       255
       Rentals (one-third of rentals)..............   19,425       20,846      21,229      20,599    17,410
       Capitalized interest........................    3,103        3,460       4,640       4,197     4,336
     Total fixed charges........................... $ 83,438    $  89,292    $ 90,610    $ 96,714  $ 66,050

     Net earnings (loss)........................... $142,524    $(234,406)   $150,589    $185,343  $210,751
     Add:   Minority income (loss) of majority-
              owned subsidiaries...................   13,572      (33,155)      1,938       2,232     1,304
            Taxes on income........................   90,000       67,400      84,600      99,800   100,374
            Fixed charges..........................   83,438       89,292      90,610      96,714    66,050
            Effect of accounting changes...........   21,000      350,000          --          --        --
     Less:  Capitalized interest...................    3,103        3,460       4,640       4,197     4,336
            Undistributed earnings (losses) from
              less than 50% owned affiliates.......   39,933       16,603      13,523       3,327     6,036
     Earnings available for fixed charges ......... $307,498    $ 219,068    $309,574    $376,565  $368,107

     Ratio of earnings to fixed charges ...........     3.69(1)      2.45(3)     3.42(4)     3.89      5.57
     Undistributed earnings (losses) from less
         than 50% owned affiliates:
       Equity in earnings (losses)................. $ 42,077    $  17,865    $ 14,768    $  4,187  $  6,903
         Less:  Dividends paid ....................    2,144        1,262       1,245         860       867
       Undistributed earnings (losses) from
         less-than 50% owned affiliates............ $ 39,933    $  16,603    $ 13,523    $  3,327  $  6,036

     (1)   The 1993  calculation includes  the  effect of  the $5  million pretax  charge  relating to  the restructure  of the company's underground mining machinery business.  Excluding this amount, the ratio would have been 3.75.
     (2)   The company's  portion of the earnings  and fixed charges  of the Dresser-Rand Company  (a joint venture  formed effective January  1, 1987  with Dresser Industries, Inc.)  are included through
           September  30, 1992.    Effective  October 1,  1992, the  company's  ownership  interest in  the
           Dresser-Rand Company was reduced from 50% to 49%.
     (3)   The 1992 calculation  includes (i) the effect of  the $10 million pretax charge relating  to the restructure  of the company's aerospace  bearings business and  (ii) the full effect  of the $70 million pretax restructure of operations charge relating  to the Ingersoll-Dresser Pump Company.
           Excluding the 1992 restructure charges the ratio would have been 3.35.
     (4)   The  1991 ratio includes the  $7.1 million net pretax benefit from  a restructure of operations.
           Excluding this amount the ratio would have been 3.34.

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